

June 20, 2019

Gregory K. Millen
Manager of The Noble Group, LLC
Noble Advisors, LLC
1817 Olde Homestead Lane, Suite 101
Lancaster, PA 17601

> **Re: Noble Advisors, LLC**
> **Post-qualification Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed June 7, 2019**
> **File No. 024-10776**

Dear Mr. Millen:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

1-A POS Filed June 7, 2019

General

1. Please revise Item 4 of Part I to clarify the portion of the aggregate offering price attributable to all the securities sold pursuant to Regulation A within the preceding 12 months and the portion of the aggregate offering price attributable to notes being offered by this post-qualification amendment. Additionally, please revise the cover page of your offering circular and elsewhere, as appropriate, to disclose the aggregate value of notes you are currently offering.

2. We note section 12.8 of your Amended and Restated Operating Agreement contains a mandatory arbitration provision, and section 15(a) of each of your Subordinated Promissory Notes contains a jury trial waiver. Please revise your offering statement to:

- Further describe the mandatory arbitration provision and the jury trial provisions, including how each such provision will impact your investors;

- Describe any questions as to enforceability of each such provision under federal and state law;

- Clarify whether each of these provisions applies to claims under the federal securities laws and whether each such provision applies to claims other than in connection with this offering;

- To the extent any of these provisions applies to federal securities law claims, please revise the disclosure to state that, by agreeing to such provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder; and

- Clarify whether purchasers of interests in a secondary transaction would be subject to each of these provisions.

3. We note that section 15(b) of each of your Subordinated Promissory Notes contains a provision stating that "Borrower and Payee each hereby . . . [a]gree for the purpose of any suit, action or proceeding arising out of or relating to this Note or the other loan documents referred to herein or given by Borrower to Payee for the loan evidenced by this Note, Borrower and Payee hereby irrevocably consent and submit to the exclusive jurisdiction and venue of the Court of Common Pleas of Lancaster County, Pennsylvania." We further note your disclosure regarding this provision on page 16 of your offering circular. Please disclose whether these provisions apply to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your offering circular to state that there is uncertainty as to whether a court would enforce such provision and to disclose that, by agreeing to the provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sara von Althann, Staff Attorney, at 202-551-3207 or Erin E. Martin, Legal Branch Chief, at 202-551-3391 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities